UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LHC GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

50187A107

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,563,518
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,563,518
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.6%
12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,814,289
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,814,289
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,814,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,398,752
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,398,752
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,752
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 415,537
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 415,537
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 415,537
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 749,229
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 749,229
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,229
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,563,518
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,563,518
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,563,518
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,563,518
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

Explanatory Note: This Amendment No. 2 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 14, 2013, amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.01 par value per share (the “Common Stock”) of LHC Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 West Pinhook Road, Suite A, Lafayette, Louisiana 70503.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Common Stock described in Item 5 were as follows:

Purchaser	Source of Funds	Amount
CCP2	Working Capital	$4,307,601

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 17,594,266 shares of Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s Quarterly Report on Form10-Q for the quarterly period ended June 30, 2013, filed on August 8, 2013.

On September 16, 2013, CCP2 acquired 127,678 shares of Stock from CCP and 59,609 shares of Stock from Blackwell. These transfers were internal cross-trades not done on the open market. The transaction described above was the only transaction in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D.

The information in Item 6 is incorporated herein by reference.

CUSIP No. 50187A107 (Common Stock)

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 50187A107 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2013

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

BLACKWELL PARTNERS, LLC		ADAM GRAY

By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton